EXHIBIT 12.2

Combined Ameren Illinois Company

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

For the Three Months Ended March 31, 2010 and For the Year Ended December 31, 2009
(Thousands of Dollars, Except Ratios)

	Pro Forma
	Three Months Ended March 31, 2010		Year Ended December 31, 2009
	Combined Ameren Illinois Company(1)	Combined Ameren Illinois Company, Net(2)	Combined Ameren Illinois Company(1)	Combined Ameren Illinois Company, Net(2)
Net income from continuing operations	$48,305	$36,427	$243,101	$134,799
Add- Taxes based on income	30,651	24,334	141,137	80,577

Net income before income taxes	78,956	60,761	384,238	215,376
Add- fixed charges:
Interest on short-term and long-term debt(3)	41,064	35,932	160,787	144,621
Estimated interest cost within rental expense	937	892	3,797	3,671
Amortization of net debt premium, discount, and expenses	1,307	1,307	6,317	5,958

Total fixed charges	43,308	38,131	170,901	154,250

Earnings available for fixed charges	122,264	98,892	555,139	369,626
Ratio of earnings to fixed charges	2.82	2.59	3.24	2.39
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	766	766	3,061	3,061
Adjustment to pretax basis	600	600	1,832	1,832
	1,366	1,366	4,893	4,893
Combined fixed charges and preferred stock dividend requirements	$44,674	$39,497	$175,794	$159,143

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.73	2.50	3.15	2.32

(1)            This column is not intended to represent Ameren Illinois if the AERG distribution does not occur.

(2)            This column reflects the removal of AERG’s net assets as a result of the AERG distribution that will occur subsequent to the merger, subject to the receipt of a favorable ruling from the IRS. If we have not received the ruling prior to the consummation of the merger, the AERG distribution may still occur immediately following the merger or it may occur at a later time.

(3)            Includes interest expense related to uncertain tax positions.